June 23 2013

Mr. Michael Gelmon, Chairman

Adama Technologies, Inc.

1365 N. Courtenay Parkway, Suite A

Merritt Island, FL 32953

Dear Mr. Gelmon:

Please accept this letter as my resignation as an officer, director, agent and employee of Adama Technologies, Inc., effective immediately. I am resigning for personal reasons and not due to any difference or disagreement over company operations, policies or procedures.

I presume the company will undertake all necessary regulatory filings to complete my resignation.

Sincerely,

/s/ Asher Zwebner

Asher Zwebner